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                                 WYNDHAM RESORTS
                           6063 East Isla Verde Avenue
                           Carolina, Puerto Rico 00979


                                                              March 15, 2001


BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Registration Statement on Form S-11
                  File Number 333-65889
                  Request for Withdrawal

Ladies and Gentlemen:

         Reference is made to the Registration Statement on Form S-11, File Number 333-65889 (the "Registration Statement"), of El Conquistador Partnership L.P., S.E. (the "Company") relating to its $105,200,000 Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Tourism Revenue Bonds, 1999 Series A. Pursuant to Rule 478 of the Securities Act of 1933, as amended (the "Act"), the undersigned, as agent for service of process named in the Registration Statement, hereby makes application on behalf of the Company to withdraw immediately the Registration Statement pursuant to Rule 477 of the Act. This request for withdrawal of the Registration Statement is made because the Company obtained alternative financing. No securities were sold under the Registration Statement.

         Should you have any questions regarding this matter, contact Steven M. Lutt at (212) 782-0710.

                                                     Very truly yours,

                                                     /s/ Noel Vera-Ramirez

                                                     Noel Vera-Ramirez